NLS Pharmaceutics Ltd.

Alter Postplatz 2

CH-6370 Stans, Switzerland

January 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	NLS Pharmaceutics Ltd. (CIK: 0001783036)
Registration Statement No. 333-236797 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

NLS Pharmaceutics Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 28, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

nls pharmaceutics LTD.

By:	/s/ Alexander Zwyer
Alexander Zwyer, Chief Executive Officer